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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 10-C
                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

     Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of
                    1934 and Rule 13a-17 or 15d-17 thereunder

                              Data I/O Corporation
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                 (Exact name of issuer as specified in charter)

             10525 Willows Road N.E., Redmond, Washington 98073-9746
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                    (Address of principal executive offices)

Issuer's telephone number, including area code: (206) 881-6444
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of Security     Common Stock, $0.01 par value
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2. Number of shares outstanding before the change      7,630,600
                                                 -------------------------------
3. Number of shares outstanding after the change       7,093,454
                                                 -------------------------------
4. Effective date of change   December 21, 1995
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5. Method of change:  Repurchase of shares pursuant to 10b-18 repurchase program
                      ----------------------------------------------------------


   Give brief description of transaction: Data I/O Corporation has acquired 549,900 shares of its common stock under a 10b-18 share repurchase program. The initial repurchases took place on November 20, 1995 and the cumulative repurchases resulted in a decrease of 5% or more through December 21, 1995. Offsetting a portion of the decrease from share repurchases were employee stock option exercises of 12,754 shares since the number of shares of Data I/O Corporation common stock outstanding was last reported as 7,630,600 in the Company's Quarterly Report on Form 10-Q for its quarter ended September 28, 1995.



Date December 22, 1995                       //s// Steve Gordon
     -------------------------               -----------------------------------
                                             Steve Gordon
                                             Vice President, Finance &
                                             Administration
                                             Chief Financial Officer
                                             Chief Accounting Officer
                                             Secretary and Treasurer